EXHIBIT 21

ESI Subsidiaries

As of June 3, 2006

Name	State/Country of Incorporation	Percentage of Voting Securities Owned
ESI F.S.C. (dormant)	Guam	100%

Electro Scientific Industries GmbH	Germany	100%

ESI International Corp.	Oregon	100%

Electro Scientific Industries Japan Co., Ltd.	Japan	100%

ESI Korea Co. Ltd.	Korea	100%

Electro Scientific Industries Europe Ltd.	United Kingdom	100%

Electro Scientific Industries, SARL	France	100%

ESI SRL (dormant)	Italy	100%

Electro Scientific Industries Singapore PTE Ltd.	Singapore	100%

ESI China, Inc.	Oregon	100%

ESI Electronic Equipment (Shanghai) Co., Ltd.	China	100%

ESI (Beijing) R&D Center Co., Ltd.	China	100%

ESI Technology Development, Pte. Ltd.	Singapore	100%

ESI China R&D Investment, Pte. Ltd.	Singapore	100%

ESI Taiwan (Branch Office)	Taiwan	100%